Exhibit 99.8

RTN STEALTH SOFTWARE INC.
1250 West Hastings Street
Vancouver, BC V6E 2M4
Tel: 604-687-0879 Fax: 604-408-9301

CNSX: RTN

For Immediate Release	December 29, 2009

ARRIS RESOURCES INC. ANNOUNCES FORWARD STOCK SPLIT AND NAME CHANGE TO RTN STEALTH SOFTWARE INC.

Vancouver, B.C. Canada, December 29, 2009 – Arris Resources Inc. (CNSX: AAS) is pleased to announce a change of corporate name. The name of the company is being changed effective December 21, 2009, from ARRIS RESOURCES INC. to RTN STEALTH SOFTWARE INC.

In accordance with the policies of the CNSX, a notice of name change will be posted by the Company on the CNSX website, and trading in securities under the new name typically takes two or three trading days from the date of the filing. CNSX will issue a bulletin to CNSX dealers advising of the effective date of trading under the new name. The trading symbol will be RTN.

Furthermore, the Company is proceeding with its forward stock split whereby shareholders of record as at December 23, 2009 will receive five (5) new common shares of the Company for every one (1) old common share of the Company resulting in 93,966,860 common shares issued and outstanding.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”
Lucky Janda, President

For information on RTN STEALTH SOFTWARE INC. please contact:
Lucky Janda, President
Tel.: (604) 687-0879

 This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation’s to be materially different from the results, performance or expectation.
CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.